Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone	Federated
FederatedInvestors.com	World-Class Investment Manager®

September 24, 2013

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura Hatch

Dear Ms. Hatch:

On August 26, 2013, we discussed comments on the following registrants:

Fiscal Year End
Federated Short-Term Income Fund (FSTIF)	04/30/13
Federated Adjustable Rate Securities Fund (FADJ)	08/12/12
Federated Kaufmann Fund (FKAUF)	10/31/12
Federated Absolute Return Fund (FARF)	10/31/12
Federated Strategic Value Dividend Fund (FSVF)	10/31/12
Federated Strategic Income Fund (SIF)	11/30/12
Federated High Yield Trust (FHYT)	02/28/13
Federated Institutional High Yield Bond Fund (FIHYBF)	10/31/12
Federated Intermediate Government Fund (FIGF)	02/28/13
Federated Intermediate Municipal Trust (FIMT)	05/31/13
Federated Bond Fund (FBF)	11/30/12
Federated Total Return Bond Fund (FTRBF)	11/30/12

Following are our responses to your comments.

  Comment: You indicated that the Form N-SAR was not filed for the annual period ended April 30, 2013 for FSTIF.

Response: This filing was completed on June 27, 2013; however, the series and class information was inadvertently omitted from the EDGAR header information to alert the reader that two series were included in the filing. The filing was amended on August 30, 2013, to include series and class information.

  Comment: On FADJ and several other funds, you indicated that the gross expense percentage as listed on the Fees and Expenses Summary (Fee Table) differs from that on the Financial Highlights. You asked for an explanation of this difference.

Response: The differences for these funds relates to several expenses disclosed on the financial statements but not on the Fee Table or vice versa. The accrual for Shareholder Services Fees (SSF) as shown on the financial statements represents an amount relating only to those accounts entitled to receive such a fee, but the Fee Table discloses the full contractual amount. For example, if a fund has a stated 0.25% SSF but only half of the net assets in the fund are entitled to receive the fee, the financial statements would reflect 0.125% as SSF expense but the Fee Table would show the full 0.25%. Some of the funds you referenced are not accruing Distribution Fees (12b-1) which are classified as dormant. In this case, the financial statements would reflect 0.00% as 12b-1 Fees but the Fee Table would reflect the full contractual amount. Historically it was our policy to show the maximum amount of SSF and 12b-1 expenses on the Fee Table; however, Federated has recently changed this practice. Federated no longer includes the maximum possible fees on the Fee Table and this fact is disclosed in the notes to the Fee Table. The final cause of differences between the Fee Table and financial statements is Acquired Fund Fees and Expenses (AFFE). AFFE are reflected on the Fee Table but not on the financial statements since they are not expenses of the fund but rather a reduction in the income earned on the investment of the acquired fund.

  Comment: You indicated that there is no roll-forward included for Level 3 valuations on FKAUF and would like to know why this is omitted.

Response: Federated only includes a Level 3 roll-forward if any of the line items in the prescribed roll-forward are at least a certain percentage of current net assets. The amounts on FKAUF were below this level and deemed to be immaterial.

  Comment: You indicated that there is no line item on the Financial Highlights or Statement of Changes in Net Assets for redemption fees for FKAUF and would like to know why this was omitted.

Response: The redemption fees were deemed to be immaterial and included as a reduction to Transfer Agent Fees.

  Comment: You noted a receivable on FARF relating to transactions executed through Lehman Brothers and asked if Federated believes this receivable is collectable.

Response: Federated believes this receivable is collectable. Payments from the bankruptcy trustee continue to be received on a consistent basis; the most recent payment was received in April 2013.

  Comment: You indicated that a footnote to the Management Discussion of Fund Performance on FSVF explaining dividend yield is confusing and would like clarification indicating if the average is weighted or straight.

Response: The dividend yield is a weighted average calculated by assigning a weight to each of the underlying securities in the portfolio based upon the portion of total assets of the portfolio each underlying security represents. This fact will be added to the footnote disclosure going forward.

  Comment: You indicated that the following funds (SIF, FSTIF, FBF, FTRBF) invest a portion of their assets in other mutual funds; however the principal strategies and risk sections of the Prospectus do not mention this. You asked that this omission be explained.

Response: In our view, the principal investment strategies as currently set forth in the strategy section of the summary prospectus in response to Item 4(a) of Form N-1A accurately summarize how each Fund intends to achieve its investment objectives in a manner that complies with both the letter and spirit of relevant N-1A requirements (by identifying its principal investment strategies). For example, the summary section of SIF’s prospectus accurately states that the Fund invests primarily in fixed-income securities including domestic investment-grade bonds, domestic noninvestment-grade corporate bonds, and foreign investment-grade and noninvestment-grade bonds. The summary section also describes the risks associated with investing in these fixed-income securities. However, pursuant to Item 9(b)(1) of Form N-1A, the discussion of how SIF obtains exposure to these fixed-income securities (i.e. the “practice” or “technique” used to achieve its investment objectives) is available under the section titled "What are the Fund’s Principal Investments" in the statutory prospectus.  In our view, whether or not the Fund pursues fixed-income securities directly or by means of another investment company has no impact on the placement of this disclosure.  In each case, the principal strategy is to gain exposure to certain types of investments, and we have made requisite disclosures about these investments, and attendant risks, in discussing the principal strategies.  In our view, the fact that a Fund might choose to gain exposure to particular investments by means of investing in another investment company would be of lesser importance to someone who might be considering an investment in a Fund, and we have positioned that disclosure accordingly.

Our approach is also consistent with Form N-1A, which in the final rule release adopting amendments to Form N-1A; the SEC Staff noted that the summary section of a fund’s prospectus should include “key information that is important to an investment decision.” See Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Release No. IC-28584 (Jan. 13, 2009) (the “Form N-1A Release”). The SEC has also indicated that the summary section is to be a “concise summary” that provides key information.

SIF’s statutory prospectus disclosure states, "The Fund may also invest in loan instruments, including trade finance loan instruments, mortgage-backed, high-yield and emerging market debt securities primarily by investing in another investment company (which is not available for general investment by the public) that owns those securities and that is advised by an affiliate of the Adviser.”   In accordance with the Form N-1A Release, only “key information that is important to an investment decision” is included in the summary section of the prospectus.  SIF’s portfolio management team has identified how SIF obtains exposure to fixed-income securities as an additional principal investment technique, therefore, Federated believes that the placement of the disclosure is in fulfillment of and compliance with the requirements of Item 9(b)(1) of Form N-1A.

  Comment: You indicated that you were not able to locate the Annual or Semi-Annual Shareholder Report (Reports) for FHYT on the Federated website and would like to know why that is the case.

Response: The Federated website automatically directs the reader to the Institutional Share page. Because this class did not commence operations until June 11, 2013 there are no associated Reports, therefore none are listed. In the upper left hand corner of the page, the reader can select Service Shares and view the Reports. Federated has added a footnote to the pages of recently created share classes directing readers to the web-pages of other classes to view Reports.

  Comment: You asked if the Fund (FIHYBF, FTRBF) covers the full notional value of credit default swaps it writes or sells.

Response: Yes, the notional amount of credit default swaps is covered.

  Comment: You asked for an explanation of the footnote to the Fee Table on FIGF describing a decrease in fund expenses.

Response: Prior to September 1, 2012, the administrative fee incurred during any fiscal year was at least $150,000 per portfolio and $40,000 per each additional class of shares. This minimum fee requirement was removed from the administrative services contract in September 2012 thus reducing the amount of contractual fees owed to Federated Administrative Services. These fees are included in Other Expenses on the Fee table which is why the footnote indicates a decrease.

  Comment: You asked if the U.S. Treasury Note futures held by FIMT should be classified as interest rate contracts as opposed to equity contracts.

Response: The futures contracts were inadvertently classified as equity contracts and will be corrected going forward.

In connection with the review of this submission by the staff of the Securities and Exchange Commission, the Funds acknowledge the staff’s view that: the Funds are responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your attention to this response letter. If you have any further comments or questions on our responses, please contact me at (412) 288-1277 or Rich Paddock at (412) 288-4479.

Sincerely,

/s/ Lori A. Hensler

Lori A. Hensler

Treasurer